SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                        Under the Securities Act of 1934
                               (Amendment No. 2) *

                              SJ ELECTRONICS, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                    78427J109
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                                 (CUSIP Number)

                               Darren Ofsink, Esq.
                                Guzov Ofsink, LLC
                         600 Madison Avenue, 14th Floor
                            New York, New York 10022
                             Tel. No. (212) 371-8008
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 21, 2008
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

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CUSIP No.
                                       13D
78427J 10 9
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Primary Capital LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|
      (b)   |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS

      SC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e) |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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       NUMBER OF              7     SOLE VOTING POWER
  SHARES BENEFICIALLY
       OWNED BY                     1,213,749
         EACH                 --------------------------------------------------
       REPORTING              8     SHARED VOTING POWER
        PERSON
         WITH                       0
                              --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    2,109,903 (1)
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,109,903 (1)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.2%
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14    TYPE OF REPORTING PERSON

      CO
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Explanation of Responses:

(1) Includes warrants to purchase 450,000 shares at $.50 per share, and warrants to purchase 446,154 shares at $1.30 per share.

Item 1. Security and Issuer.

      This statement constitutes Amendment No. 2 to that certain Schedule 13D, dated March 7, 2008 (as amended, the "Schedule 13D") amended by Amendment No.1 dated April 24, 2008, relating to the common stock, $0.001 par value (the "Shares"), of SJ Electronics, Inc. (formerly Acheron, Inc.), a Nevada Corporation (the "Issuer") with principal offices located at 5F, No.166, Sinhu 2nd Road, Neihu District, Taipei City, Taiwan. Except as expressly amended hereby, the statements in the Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

      This Amendment No. 2 is being filed to report material changes in the beneficial ownership of Shares by Primary Capital, LLC ("Primary Capital"). These material changes resulted from transfer on July 21, 2008 of 335,239 Shares by Primary Capital to six individuals in consideration for consulting services rendered by these individuals. The aggregate price of the Shares transferred was $435,811 (based on the price of $1.30 per share).

      On June 10, 2008, Primary Capital received warrants to purchase 446,154 Shares at an exercise price of $1.30 as compensation for investment banking services provided in connection with a recently completed financing.

Item 4. Purpose of Transaction.

      The Shares disposed of by Primary Capital were transferred as compensation for services rendered (see Item 3). The warrants received by Primary Capital were issued as compensation for services rendered (see Item 3). Primary Capital does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. In the future, Primary Capital may decide to purchase additional Shares in the open market or a private transaction, or to sell any or all of its Shares.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, Primary Capital may be deemed to beneficially own 2,109,903 Shares, including 896,154 Shares issuable upon exercise of the warrants of the Issuer, comprising approximately 9.2% of the 21,984,215 Shares outstanding (as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended March 31, 2008).

      (b) Primary Capital has the sole power to vote and dispose of 2,109,903 Shares, including 896,154 Shares issuable upon exercise of the warrants of the Issuer.

      (c) Other than the transactions in the Shares reported herein, Primary Capital has not effected any transactions in the Shares since the filing of the
Schedule 13D.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: August 5, 2008


                                                PRIMARY CAPITAL, LLC

                                                By: /s/ John C. Leo
                                                    ----------------------------
                                                           John C. Leo
                                                             Chairman